

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 5, 2006

via U.S. mail and facsimile

Mr. Theodore K. Zampetis
Chief Executive Officer
Shiloh Industries, Inc.
103 Foulk Road, Suite 202
Wilmington, DE 19803

> **RE: Shiloh Industries, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2005**
> **Form 10-Q for the fiscal quarter ended January 31, 2006**
> **File No. 0-21964**

Dear Mr. Zampetis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please contact Meagan Caldwell at (202) 551-3754 or, in her absence, Scott Watkinson at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief